MAKE WHOLE AGREEMENT AND UNDERTAKING

TO:	Alignvest Acquisition Corporation (the “Corporation”)

RE	Covenants of Alignvest Management Corporation, as sponsor of the Corporation (the “Sponsor”) pursuant to the Corporation’s final prospectus, dated June 16, 2015 (the “Prospectus”)

WHEREAS pursuant to the Prospectus, the Corporation has offered to the public in its initial public offering (the “Offering”), 22,500,000 Class A restricted voting units (or 25,875,000 Class A restricted voting units if the over-allotment option granted by the Corporation to the underwriters of the Offering (the “Underwriters”) pursuant to the Prospectus (the “Over-Allotment Option”) is exercised in full) (the “Class A Restricted Voting Units”);

AND WHEREAS each Class A Restricted Voting Unit consists of one Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant;

AND WHEREAS an aggregate of $225,000,000 from the Offering (or $258,750,000 if the Over-Allotment Option is exercised in full) (together with any interest or other amounts subsequently earned thereon, and any other amounts subsequently raised and placed in escrow, together with any interest or other amounts subsequently earned thereon) will be deposited with Equity Financial Trust Company, as escrow agent (the “Escrow Agent”), in an escrow account (the “Escrow Account”) pursuant to an escrow agreement among the Corporation, the Escrow Agent and TD Securities Inc. and Cantor Fitzgerald & Co., on behalf of the Underwriters;

AND WHEREAS effective immediately prior to the closing by the Corporation of a Qualifying Acquisition (as defined herein), if applicable, the Corporation shall redeem each Class A Restricted Voting Share deposited for redemption in connection therewith for a specified redemption amount payable in accordance with the terms of the articles of the Corporation;

AND WHEREAS effective immediately prior to the date of any extension to the Permitted Timeline (as defined herein) (the “Extension to Permitted Timeline”), if applicable, the Corporation shall redeem each Class A Restricted Voting Share deposited for redemption in connection therewith for a specified redemption amount payable in accordance with the terms of the articles of the Corporation;

AND WHEREAS in the event that the Corporation (I) is unable to complete a Qualifying Acquisition within the Permitted Timeline (the “No Qualifying Acquisition Winding-Up”), on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), or (II) otherwise completes a winding-up prior to the termination of the Permitted Timeline (the “Automatic Redemption”), on a date specified by the Corporation, in each case of (I) and (II), the Corporation shall pay to each holder of Class A Restricted Voting Shares a specified amount in accordance with the terms of the articles of the Corporation;

Make Whole Agreement and Undertaking

AND WHEREAS the Sponsor has agreed to provide certain covenants, in order to preserve the holders of Class A Restricted Voting Shares’ initial investment of $10.00 in the Escrow Account in certain circumstances, and to replenish the Escrow Account in respect of third party claims in certain circumstances, all as outlined in greater detail herein;

NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

Section 1	Certain Defined Terms

In addition to other terms defined elsewhere in this Agreement and Undertaking, the following terms have the following meanings:

“Agreement and Undertaking” means this make whole agreement and undertaking;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than $0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“Permitted Timeline” means 21 months from the closing of the Offering (or 24 months from the closing of the Offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Acquisition within 21 months from the closing of the Offering but has not completed the Qualifying Acquisition within such 21-month period), which may be extended on written notice by the Corporation to the Escrow Agent to up to 36 months with shareholder approval, by way of ordinary resolution of the holders of the Class A Restricted Voting Shares, with approval by the Corporation’s board of directors, and with the consent (if required) of the TSX;

“Part VI.1 Taxes” means the taxes payable or paid, as the context requires, pursuant to Part VI.1 of the Tax Act;

“Qualifying Acquisition” means a qualifying acquisition within the meaning of Part X of the TSX Company Manual (as amended from time to time, and subject to any exemptive relief granted by the TSX);

“Target” has the meaning ascribed thereto in Section 2(2);

“Tax Act” means Income Tax Act (Canada), as amended from time to time; and

“TSX” means the Toronto Stock Exchange.

Capitalized terms used herein but not defined have the meanings ascribed thereto in the Prospectus.

Section 2	Covenants by the Sponsor

The Sponsor hereby undertakes and agrees as follows:

(1)

In the event of an Automatic Redemption, a No Qualifying Acquisition Winding- Up, or an Extension to Permitted Timeline, whereby the Part VI.1 Taxes payable would cause the amounts paid per share from the Escrow Account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), the Sponsor will contribute the amount to the Corporation required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 Taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share). Other than as described herein, the Sponsor will not be liable to the Corporation for any other reductions to the Escrow Account that would cause the Corporation to pay less than $10.00 per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions. Payments shall be made by contribution of the Sponsor to the Escrow Account in such manner as it determines.

(2)

In the event of the liquidation of the Escrow Account upon the occurrence of a No Qualifying Acquisition Winding-Up or Automatic Redemption, or in the event of an Extension to Permitted Timeline or the completion of a Qualifying Acquisition, the Sponsor agrees to indemnify and hold harmless the Corporation against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Corporation may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Corporation, or (ii) a prospective target business with which the Corporation has entered into, or has discussed entering into, an acquisition agreement (a “Target”); provided, however, that such indemnification of the Corporation by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party (other than the Corporation’s auditors) for services rendered or products sold to the Corporation or a Target do not reduce the amount of funds in the Escrow Account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the Escrow Account as of the date of the full or partial liquidation of the Escrow Account, as applicable, due to reductions in the value of the escrow assets held in the Escrow Account, other than due to the failure to obtain a waiver from such third parties of any and all rights to seek access to the Escrow Account, in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed such a waiver. In the event that any such executed waiver is deemed to be unenforceable against such third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Payments shall be made by contribution of the Sponsor to the Escrow Account in such manner as it determines. This Section 2(2) is subject to Section 2(4).

(3)

In the event that the proceeds in the Escrow Account are reduced below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the Escrow Account as of the date of the full or partial liquidation of the Escrow Account, as applicable, due to reductions in value of the assets held in the Escrow Account, other than due to the failure to obtain such waiver from such third party, in each case less the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations hereunder or that it has no indemnification obligations pursuant to this Agreement and Undertaking related to a particular claim, the Sponsor acknowledges that the Corporation’s independent directors at that time may determine whether to take legal action against the Sponsor to enforce its indemnification obligations herein.

(4)

Notwithstanding Section 2(2), such indemnification of the Corporation by the Sponsor shall not apply as to any claims under the Corporation’s obligation to indemnify the Underwriters against certain liabilities.

(5)

The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Corporation if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies the Corporation in writing that the Sponsor shall undertake such defense.

Section 3	Severability

If any provision of this Agreement and Undertaking shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and Undertaking and the remaining provisions shall continue in full force and effect.

Section 4	Governing Law

This Agreement and Undertaking shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 5	Counterparts

This Agreement and Undertaking may be executed in any number of counterparts (including counterparts by facsimile), and all such counterparts taken together shall be deemed to constitute one and the same instrument.

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DATED this 24th day of June, 2015.

ALIGNVEST MANAGEMENT
CORPORATION, as Sponsor

By:	(signed) “Reza Satchu”
Reza Satchu
Managing Partner

By:	(signed) “Sanjil Shah”
Sanjil Shah
Chief Financial Officer & Partner

Make Whole Agreement and Undertaking